UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit 99.1 attached hereto and incorporated by reference herein, includes a press release issued by the Company on January 26, 2023. Exhibit 99.1 of this Form 6-K is intended to be incorporated by reference into the prospectus dated December 19, 2022, included in the Company’s registration statement No. 333-268709 on Form F-3 to the extent not superseded by documents or reports subsequently filed or furnished and incorporated by reference therein.

EXHIBIT INDEX

Exhibit 99.1. Press release dated January 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.

By	/s/ Torsten Kiedel
	Name:	Torsten Kiedel
	Title:	Chief Financial Officer and Member of the Management Board

By	/s/ Thomas Hausch
	Name:	Thomas Hausch
	Title:	Chief Operating Officer and Member of the Management Board

Date: January 26, 2023